Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, California 90071-3106

October 6, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: Investment Managers Series Trust (filing relates to 361 Managed Futures Fund and 361 Long/Short Equity Fund (the “Funds”))
(File Nos. 333-122901 and 811-21719)

Ladies and Gentlemen:

We are filing this letter on behalf of Investment Managers Series Trust (the “Registrant”) relating to the Post-Effective Amendment filed on October 5, 2011 (SEC Accession No. 0001398344-11-002267) to the Registrant’s Registration Statement (the “Amendment”) on Form N-1A pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), relating to the Funds.

The Amendment was filed as Post-Effective Amendment No. 178 (Amendment No. 185 under the 1940 Act) to the Registrant’s Registration Statement.  We note that Post-Effective Amendment No. 178 was filed with the SEC on September 27, 2011 (SEC Accession No. 0001144204-11-055142) and that the Amendment inadvertently displayed a duplicate Post-Effective Amendment number.  Going forward, in correspondences with the staff, we shall refer to the Amendment as Post-Effective Amendment No. 180 (Amendment No. 187 under the 1940 Act).  The next Post-Effective Amendment to be filed by the Registrant shall be referred to as Post-Effective Amendment No. 181 (Amendment No. 188 under the 1940 Act).

Please call the undersigned at (617) 951-8460 or Laurie Dee at (714) 830-0679 with any comments or questions relating to this filing.

Sincerely,

/s/ Alisha Telci

Alisha Telci